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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   Celanese AG
                       (Name of Subject Company (issuer))

                    Blackstone LR Associates (Cayman) IV Ltd.
                Blackstone Management Associates (Cayman) IV L.P.
                  Blackstone Capital Partners (Cayman) IV L.P.
                   Blackstone Capital Partners (Cayman) Ltd. 1
          Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
                           BCP Crystal Holdings Ltd. 2
                      BCP Caylux Holdings Luxembourg S.C.A.
                      BCP Crystal Acquisition GmbH & Co. KG
                      (Names of Filing Persons (Offerors))

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                                    Chinh Chu
                      BCP Crystal Acquisition GmbH & Co. KG
                          c/o The Blackstone Group L.P.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000

                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee

Not applicable                                                    Not applicable
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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                  Amount Previously Paid:
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              [X] third-party tender offer subject to Rule 14d-1.
              [ ] issuer tender offer subject to Rule 13e-4.
              [ ] going-private transaction subject to Rule 13e-3.
              [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    [ ]



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To follow is the text of ad hoc disclosure dated June 22, 2004, made by Celanese
AG in accordance with German law in connection with its entering into a domination and profit transfer agreement with BCP Crystal Acquisition GmbH & Co. KG, the convening of an extraordinary general meeting and certain other related events.

Supervisory Board approves domination and profit transfer agreement with BCP Crystal Acquisition GmbH & Co. KG

Kronberg, Germany - (CZZ: FSE): At an extraordinary meeting on June 22, 2004, the Supervisory Board of Celanese AG approved a domination and profit transfer agreement which was concluded with BCP Crystal Acquisition GmbH & Co. KG ("BCP") the same day.

As part of the domination and profit transfer agreement, BCP will be offering cash compensation to shareholders to purchase their shares for [EURO]41.92 per registered share. BCP will also guarantee that Celanese AG will provide those shareholders who wish to retain their shares in Celanese AG a gross dividend of [EURO]3.27 per registered share (current net dividend [EURO]2.89 per registered share) for each full business year.

For the company valuation on which the level of the cash compensation and guaranteed dividend are based, the Board of Management of Celanese AG and the management of BCP were advised by the financial auditors Ernst & Young. PricewaterhouseCoopers, who were, in accordance with the applicable German law, appointed by court order to audit the domination and profit transfer agreement, confirmed that the compensation and the guaranteed dividend were appropriate.

As the domination and profit transfer agreement requires shareholder approval, Celanese has decided to call an Extraordinary General Meeting for July 30/31, 2004 to be held in Oberhausen, Germany.

At the time the mandatory compensation offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory compensation offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory compensation offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory compensation offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory compensation offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

FOR HOLDERS OF ORDINARY SHARES IN THE UNITED STATES:

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favour of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.

To follow is the text of a press release dated June 23, 2004, made by Celanese AG in accordance with German law in connection with its entering into a domination and profit transfer agreement with BCP Crystal Acquisition GmbH & Co. KG, the convening of an extraordinary general meeting and certain other related events.

SUPERVISORY BOARD APPROVES DOMINATION AND PROFIT TRANSFER AGREEMENT WITH BCP CRYSTAL ACQUISITION GMBH & CO. KG

EXTRAORDINARY GENERAL MEETING TO TAKE PLACE ON JULY 30/31, 2004

BOARD OF MANAGEMENT AND SUPERVISORY BOARD RECOMMEND CHANGE IN THE BUSINESS YEAR TO END AS OF SEPTEMBER 30, 2004

Kronberg, Germany - (CZZ:FSE): At an extraordinary meeting on June 22, 2004, the Supervisory Board of Celanese AG approved a domination and profit transfer agreement which was concluded with BCP Crystal Acquisition GmbH & Co. KG the same day. The contact was agreed upon because of the group relationship between the two companies which resulted following the acquisition of more than 84% of outstanding shares in Celanese AG by BCP. The agreement is also a pre-condition for the two companies to obtain a consolidated corporate and business tax filing status.

As part of the domination and profit transfer agreement, BCP will be offering cash compensation to shareholders to purchase their shares for [EURO]41.92 per registered share. BCP will also guarantee that Celanese AG will provide those shareholders who wish to retain their shares in Celanese AG a gross dividend of [EURO]3.27 per registered share (current net dividend [EURO]2.89 per registered share) for each full business year.

For the company valuation on which the level of the cash compensation and guaranteed dividend are based, the Board of Management of Celanese AG and the Managing Board of BCP were advised by the financial auditiors Ernst & Young. PricewaterhouseCoopers, who were, in accordance with the applicable German law, appointed by court order to audit the domination and profit transfer agreement, confirmed that the compensation and the guaranteed dividend were appropriate.

The compensation offer and the guaranteed dividend were determined using the German Institute of Auditors' (Institut der Writschaftsprufer - IDW) S1 Standard, which is the legally recognized procedure. The comprehensive documents used to make this type of evaluation will be available upon publication of the invitation to the extraordinary general meeting. BCP's voluntary public tender offer, on the other hand, was based on a market valuation of Celanese AG considered as fair by the company after both the Board of Management and the Supervisory Board gathered all essential information and considered market conditions. This offer was accepted by a large majority of Celanese shareholders. In the reasoned opinions issued by the Board and the Supervisory Board in connection with the voluntary public offer, they presented the reasons for their determination, including two fairness opinions - one from Goldman Sachs and one from JP Morgan.

As the domination and profit transfer agreement requires shareholder approval, Celanese AG has called an Extraordinary General Meeting for July 30/31, 2004 to held in Oberhausen, Germany. At the meeting, shareholders will also be asked to approve a change in the company statutes in order to take advantage of the consolidated tax filing status as soon as possible. BCP holds sufficient shares to ensure that such shareholder approvals will be received. Therefore, from September 30, 2004 onwards, Celanese AG's business year will begin on October 1 and end on September 30 of the following year. A short business year will run from January 1, 2004 until September 30, 2004.

The invitation to the Extraordinary General Meeting, which will contain the agenda and the text of the domination and profit transfer agreement, will be published in the German Bundesanzeiger Federal Gazette on June 25, 2004 and will be mailed to the shareholders. It will also be available on the www.celanese.com website.

At the time the mandatory compensation offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory compensation offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory compensation offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory compensation offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory compensation offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Ordinary Shares in the United States:

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favor of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.

Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of Nutrinova sweeteners and food ingredients. In 2003, Celanese generated sales of around [EURO]4.1 billion with about 9,500 employees. The company has 24 production plants and six research centers in 10 countries mainly North America, Europe and Asia. For further information please visit our website (www.celanese.com).

To follow is the English translation of the German text of a press release dated June 23, 2004, made by BCP Crystal Acquisition GmbH & Co. KG in Germany only, in connection with its entering into a domination and profit transfer agreement with Celanese AG, the convening of an extraordinary general meeting and certain other related events.

BCP Crystal Acquisition GmbH & Co. KG concludes a domination and profit transfer agreement with Celanese AG

     o    Celanese to hold an Extraordinary General Meeting on July 30/31, 2004

Stuttgart/Kronberg, 23 June 2004 - On June 22, 2004, BCP Crystal Acquisition GmbH & Co. KG (BCP) concluded a domination and profit transfer agreement with Celanese AG. The contract followed BCP's acquisition of more than 84% of outstanding shares in Celanese AG as the result of its voluntary public tender offer, a level which has resulted in an group relationship between the two companies. The contract forms the pre-condition for the two companies to obtain a consolidated corporate and business tax filing status. BCP is a company controlled by private equity funds, that are advised by The Blackstone Group.

As part of the domination and profit transfer agreement, BCP will be offering cash compensation to shareholders to purchase their shares for EUR 41.92 per share. BCP will also guarantee that Celanese AG will provide those shareholders who wish to retain their shares in Celanese AG a gross dividend of EUR 3.27 per share (current net dividend: EUR 2.89 per share) for each full business year.

For the company valuation on which the level of the cash compensation and guaranteed dividend are based, the Board of Management of Celanese AG and the Management of BCP were advised by the financial auditors Ernst & Young. PricewaterhouseCoopers, who were, in accordance with the applicable German law, appointed by court to audit the domination and profit transfer agreement, confirmed that the compensation and the guaranteed dividend are appropriate.

Since a domination and profit transfer agreement requires the approval of an General Meeting, Celanese AG has called an Extraordinary General Meeting for July 30/31, 2004 to be held in Oberhausen. At the meeting, shareholders will also be asked to approve a change in the company statutes concerning the fiscal year of Celanese AG in order to take advantage of a consolidated tax filing status as soon as possible. BCP holds sufficient shares to ensure that such shareholder approvals will be received. Therefore, from September 30, 2004 onwards, Celanese AG's fiscal year will begin on October 1 and end on September 30 of the following year. A short fiscal year will run from January 1, 2004 to September 30, 2004.

CONTACTS:

Frank Elsner
Frank Elsner Kommunikation fur Unternehmen GmbH
Tel: ++49 - 54 04 - 91 92 0
Fax: ++49 - 54 04 - 91 92 29

At the time the mandatory compensation offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory compensation offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory compensation offer filed by

BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory compensation offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory compensation offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favor of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.


NOTE REGARDING FORWARD-LOOKING STATEMENTS. This release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements concerning the agenda of the Extraordinary General Meeting scheduled to be held on July 30/31, 2004. These statements are based on the current expectations of Celanese AG's management, and are inherently subject to uncertainties, risks and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.